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                                                               Exhibit 4.(a)(iv)

                      ADDENDUM TO MADGE/CELESTICA CONTRACTS

THIS ADDENDUM, effective December 21, 1999, is an addendum to the agreements listed below and is entered into between: -

(1) MADGE NETWORKS N.V. whose registered office is Transpolis, Schipol Airport, Polaris Avenue 23, 2132 JH Hoofddorp, The Netherlands; ("Madge") and

(2) CELESTICA IRELAND LIMITED a limited company incorporated in Ireland whose registered office is at 25/28 North Wall Quay, Dublin 1 ("Celestica")

together Madge and Celestica are the "Parties".

The agreements to which this is an addendum are as follows:-

(1) The Manufacture and Supply Agreement (as amended by letter agreement dated March 16, 1998) dated February 23, 1998 entered into between Madge and Celestica Ireland B.V. (the "Manufacturing Agreement");

(2) The Guarantee and Indemnity dated February 23, 1998 entered into between Madge, Celestica and Celestica Ireland B.V. (the "Guarantee");

(3) The Payment Agreement dated February 23, 1998 entered into, inter alia, between Madge and Celestica (the "Payment Agreement")

Together these 3 agreements are referred to as the "Agreements" and this document as the "Addendum".

WHEREAS the Parties entered into the Agreements on February 23, 1998. In the case of the Manufacturing Agreement and the Guarantee, Celestica Ireland B.V. was also party to these agreements. By an assignment agreement dated June 17, 1998 a transfer was effected as of March 23, 1998, whereby Celestica Ireland B.V. assigned all its rights and obligations under the Agreements (where applicable) to Celestica;

WHEREAS Celestica has become concerned about its exposure to Madge under the terms of the existing Agreements;

WHEREAS Madge acknowledges Celestica's concern and although Madge has no contractual obligation to do so Madge agrees to this Addendum to attempt to alleviate Celestica's concerns as a gesture of good faith in recognition of the relationship between the Parties .

IN CONSIDERATION of the promises made below the Parties agree to enter into this Addendum to amend the terms of the Agreements as follows:-


1.    EXCESS AND RESIDUAL INVENTORY:-

1.1 Madge will pay to Celestica the sum of two million US Dollars ($2m) on or before January 6, 2000. This is an advanced payment to Celestica based upon the Parties assessment of the maximum amount of monies owed by Madge to Celestica under the Residual and Excess Inventory provisions in the Manufacturing and Supply Agreement for the purchase of the Residual and Excess inventory. Celestica and Madge undertake that they will work together to define and agree, before January 21, 2000, the actual level of Excess and Residual Inventory, and therefore the amount due from Madge to Celestica as per the Manufacturing and Supply Agreement.


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1.2   In order to ensure agreement is reached under 1.1 above as soon as practicable any items that are still in dispute by January 20, 2000 will be escalated to the GM of Celestica and VP Operations of Madge.connect for resolution by January 21, 2000.

1.3 In the event the amount of the agreed Excess and Residual Inventory exceeds two million US dollars ($2m) Madge will pay Celestica the difference to purchase the inventory within 10 working days of the said agreement.

1.4 In the event the amount of agreed Excess and Residual Inventory is less than two million US Dollars ($2m) Madge will deduct this from the next scheduled recovery payment to Celestica.

1.5 In the event that Celestica needs some of the product purchased by Madge under this clause 1 in order to meet their obligations to Madge under the Manufacture and Supply Agreement Celestica will re-purchase all such inventory at the same prices as paid by Madge. Payment by Celestica to Madge will be due at the end of the month following the month of invoice.

1.6 In the event that agreement required in clause 1.1 is not reached by January 21, 2000 despite both parties having made all reasonable efforts Madge will withhold fifty percent (50%) of any disputed amounts Madge considers is owing to it under clause 1.4 from the next payment to Celestica under the Manufacturing and Supply Agreement until this matter is resolved.

2.    ADVANCE PAYMENT OF RECOVERIES

2.1 Assuming Celestica meets its obligations in Clause 1 above, Madge agrees to make cash payments in advance of the recovery schedule to Celestica of one million, five hundred thousand US dollars ($1.5m) on February 28, 2000 and of one million, five hundred thousand US dollars ($1.5m) on March 31, 2000. Both these payments are advances on the Minimum Recovery due to Celestica under the Guarantee.

2.2 Before May 1, 2000 Madge and Celestica will agree on the remaining level of the Minimum Recovery payable by Madge to Celestica under the terms of the Guarantee. This will then be divided into monthly payments due from Madge to Celestica each month for the period from May 2000 to February 2001 as per the terms of the Guarantee.


3.    REVIEW OF CELESTICA'S EXPOSURE

3.1. Madge and Celestica jointly undertake to formulate, agree and enact a series of operational initiatives to minimise Celestica's net exposure at any given point in time (defined for the purposes of this Addendum as Receivables plus Inventory on hand plus non-cancellable purchase orders, less the Product Discount Amount and interest thereon). The target for the joint team is to ensure that by March 31st, 2000 the net exposure Celestica currently perceives is reduced by $3.7m. Going forward from April 1st, 2000, Madge will use all reasonable efforts to meet targets for Celestica's net exposure agreed as part of the Management reviews described in 3.3 below.

3.2. The actions that Madge and Celestica agree upon shall form part of the normal monthly operations review between Madge and Celestica.

3.3. In addition to the operations review mentioned in 3.2 above there will be a separate Management review each month, initiated by Celestica, to review the following:

      - Status report on Celestica's net exposure and the programme to maintain it at or below agreed target levels.


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      -     Update on Madge's financial strength. Madge will supply information to Celestica in this regard only if there is a Non Disclosure Agreement, acceptable to Madge in force at the time of disclosure; and

      - Review of the top level operational issues between Madge and Celestica, focusing in particular on any areas where one party considers that the contractual commitments of the other party as set out in the Agreements or this Addendum are not being met. Such issues will be discussed and resolved as they arise.

      3.4 The monthly review referred to in 3.3 will be attended in person or by telephone by (a minimum of) the GM Celestica Ireland Limited, CFO Madge NV, CEO Madge.connect, VP Operations Madge.connect and the Treasurer Celestica Inc.

4.    MINIMUM REVENUE REQUIREMENT REMOVED

4.1 Upon receipt of payment by Madge under 2.1, Celestica agrees to delete all references in the Agreements to the Minimum Revenue requirement to be achieved by Madge. Any clauses in the Agreements which refer to the Minimum Revenue or the requirement that Celestica receives at least two hundred million US Dollars (US$200,000,000) in revenue (for example as per the definition of "Total Recovery Period" in the Guarantee) shall hereby have that wording deleted and the rest of the specific clause, as far as relevant, will remain in full force and effect.

5.    PAYMENT OF THE PREMIUM

5.1 Celestica will issue a certificate to Bank of Nova Scotia pursuant to clause 3.3 of the Payment Agreement, for payment by February 22, 2001 to Madge of the Product Discount Amount plus interest, provided that Madge has paid to Celestica the Minimum Recovery required under the terms of the Guarantee (as amended by this Addendum) by February 15, 2001, with no portion of the Product Discount Amount payable prior to this date.

5.2 This sum will be payable in one lump sum, will not be dependant upon Madge achieving any minimum revenue numbers nor upon Madge continuing to give recoveries to Celestica after this date.

5.3   The Parties agree that as part of the management review process in clause
      3.3 above when the perceived exposure is reduced and normal EMS to Customer trading conditions are resumed, the Parties will discuss the possibility of Celestica releasing the Product Discount Amount prior to February 28, 2001.

5.4 In the event that Madge has not met the Minimum Recovery required under the Agreements as of February 15, 2001 Celestica will issue a certificate to the Bank of Nova Scotia only for that amount of the Product Discount Amount plus interest that is due to Madge as determined on a pro-rata basis by assessment of the actual Recovery received as of February 15, 2001 against the Minimum Recovery. The balance of the Product Discount Amount plus interest will revert to Celestica as originally allowed for in section 3.7 of the Payment Agreement.





SIGNED by the Parties and Effective the date appearing at the start of this Addendum:-


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For and on behalf of Madge Networks NV                /s/ Michael D. Wilson
By M Wilson, CEO of Madge.connect                     ------------------------





For and on behalf of Celestica Ireland Limited        /s/ Don O'Callaghan
By D O'Callaghan, GM of Celestica Ireland Limited     ------------------------


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